FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of August 2, 2017

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes         No  Ö

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2017.

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

TENARIS S.A.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

June 30, 2017

29, Avenue de la Porte-Neuve – 3rd Floor.
L - 2227 Luxembourg
R.C.S. Luxembourg: B 85 203

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT
(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2017	2016	2017	2016
Continuing operations		(Unaudited)		(Unaudited)
Net sales	3	1,242,804	1,054,917	2,396,664	2,261,267
Cost of sales	4	(865,729)	(779,623)	(1,689,585)	(1,676,685)
Gross profit		377,075	275,294	707,079	584,582
Selling, general and administrative expenses	5	(327,132)	(333,160)	(621,563)	(612,008)
Other operating income (expense), net		1,547	(3,644)	1,988	(4,774)
Operating income (loss)		51,490	(61,510)	87,504	(32,200)
Finance Income	6	11,059	24,212	23,986	44,107
Finance Cost	6	(6,020)	(4,814)	(11,958)	(9,118)
Other financial results	6	(20,667)	(9,830)	(32,082)	(39,928)
Income (loss) before equity in earnings of non-consolidated companies and income tax		35,862	(51,942)	67,450	(37,139)
Equity in earnings of non-consolidated companies		30,201	18,612	65,401	30,339
Income (loss) before income tax		66,063	(33,330)	132,851	(6,800)
Income tax		7,357	10,416	54,602	3,975
Income (loss) for continuing operations		73,420	(22,914)	187,453	(2,825)

Discontinued operations
Result for discontinued operations	13	-	13,737	91,542	21,598
Income (loss) for the period		73,420	(9,177)	278,995	18,773

Attributable to:
Owners of the parent		74,524	(13,266)	279,651	4,895
Non-controlling interests		(1,104)	4,089	(656)	13,878
		73,420	(9,177)	278,995	18,773
Earnings per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings (loss) per share (U.S. dollars per share)		0.06	(0.02)	0.16	(0.01)
Basic and diluted earnings (loss) per ADS (U.S. dollars per ADS) (1)		0.13	(0.05)	0.32	(0.03)
Continuing and discontinued operations
Basic and diluted earnings (loss) per share (U.S. dollars per share)		0.06	(0.01)	0.24	-
Basic and diluted earnings (loss) per ADS (U.S. dollars per ADS) (1)		0.13	(0.02)	0.47	0.01

 (1) Each ADS equals two shares.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)
Income (loss) for the period	73,420	(9,177)	278,995	18,773
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	62,347	11,769	90,297	102,463
Change in value of cash flow hedges	8,239	450	12,066	(5,734)
Income tax relating to components of other comprehensive income	-	-	23	-
Share of other comprehensive income of non-consolidated companies:
- Currency translation adjustment	(8,593)	14,652	(3,862)	8,005
- Changes in the fair value of derivatives held as cash flow hedges and others	4,662	(394)	4,652	(796)
	66,655	26,477	103,176	103,938
Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	605	1,433	605	1,433
Income tax on items that will not be reclassified	(219)	(763)	(219)	(763)
Remeasurements of post employment benefit obligations of non-consolidated companies	(134)		1,461
	252	670	1,847	670
Other comprehensive Income for the period, net of tax	66,907	27,147	105,023	104,608
Total comprehensive income for the period	140,327	17,970	384,018	123,381
Attributable to:
Owners of the parent	141,090	14,032	384,287	109,388
Non-controlling interests	(763)	3,938	(269)	13,993
	140,327	17,970	384,018	123,381
Total comprehensive Income for the year
attributable to Owners of the parent arises from
Continuing operations	141,090	295	292,745	87,790
Discontinued operations	-	13,737	91,542	21,598
	141,090	14,032	384,287	109,388

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2016.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At June 30, 2017		At December 31, 2016
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	6,124,342		6,001,939
Intangible assets, net	9	1,761,686		1,862,827
Investments in non-consolidated companies	12	601,712		557,031
Available for sale assets		21,572		21,572
Other investments	10	284,738		249,719
Deferred tax assets		149,849		144,613
Receivables, net		198,233	9,142,132	197,003	9,034,704
Current assets
Inventories, net		1,988,820		1,563,889
Receivables and prepayments, net		186,950		124,715
Current tax assets		180,624		140,986
Trade receivables, net		1,024,453		954,685
Other investments	10	1,431,881		1,633,142
Cash and cash equivalents	10	271,224	5,083,952	399,737	4,817,154
Assets of disposal group classified as held for sale	13		-		151,417
Total assets			14,226,084		14,003,275
EQUITY
Capital and reserves attributable to owners of the parent			11,341,154		11,287,417
Non-controlling interests			106,155		125,655
Total equity			11,447,309		11,413,072
LIABILITIES
Non-current liabilities
Borrowings		32,015		31,542
Deferred tax liabilities		536,157		550,657
Other liabilities		220,176		213,617
Provisions		42,914	831,262	63,257	859,073
Current liabilities
Borrowings		820,850		808,694
Current tax liabilities		97,818		101,197
Other liabilities		215,587		183,887
Provisions		23,179		22,756
Customer advances		80,334		39,668
Trade payables		709,745	1,947,513	556,834	1,713,036
Liabilities of disposal group classified as held for sale	13		-		18,094
Total liabilities			2,778,775		2,590,203
Total equity and liabilities			14,226,084		14,003,275

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2016.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2016	1,180,537	118,054	609,733	(965,955)	(313,088)	10,658,136	11,287,417	125,655	11,413,072

Income (loss) for the period	-	-	-	-	-	279,651	279,651	(656)	278,995
Currency translation adjustment	-	-	-	89,886	-	-	89,886	411	90,297
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	386	-	386	-	386
Change in value of available for sale financial instruments and cash flow hedges, net of taxes	-	-	-	-	12,113	-	12,113	(24)	12,089
Share of other comprehensive income of non-consolidated companies	-	-	-	(3,862)	6,113	-	2,251	-	2,251
Other comprehensive income for the period	-	-	-	86,024	18,612	-	104,636	387	105,023
Total comprehensive income (loss) for the period	-	-	-	86,024	18,612	279,651	384,287	(269)	384,018
Acquisition of non-controlling interests	-	-	-	-	-	-	-	(31)	(31)
Dividends paid in cash	-	-	-	-	-	(330,550)	(330,550)	(19,200)	(349,750)
Balance at June 30, 2017	1,180,537	118,054	609,733	(879,931)	(294,476)	10,607,237	11,341,154	106,155	11,447,309

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2015	1,180,537	118,054	609,733	(1,006,767)	(298,682)	11,110,469	11,713,344	152,712	11,866,056
Income for the period	-	-	-	-	-	4,895	4,895	13,878	18,773
Currency translation adjustment	-	-	-	102,348	-	-	102,348	115	102,463
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	670	-	670	-	670
Change in value of available for sale financial instruments and cash flow hedges, net of taxes	-	-	-	-	(5,734)	-	(5,734)	-	(5,734)
Share of other comprehensive income of non-consolidated companies	-	-	-	8,005	(796)	-	7,209	-	7,209
Other comprehensive income for the period	-	-	-	110,353	(5,860)	-	104,493	115	104,608
Total comprehensive income for the period	-	-	-	110,353	(5,860)	4,895	109,388	13,993	123,381
Acquisition of non-controlling interests	-	-	-	-	(5)	-	(5)	(472)	(477)
Dividends paid in cash	-	-	-	-	-	(354,161)	(354,161)	(4,311)	(358,472)
Balance at June 30, 2016	1,180,537	118,054	609,733	(896,414)	(304,547)	10,761,203	11,468,566	161,922	11,630,488

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of June 30, 2017 and 2016 there were 1,180,536,830 shares issued. All issued shares are fully paid.
(2) Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in available for sale financial instruments.
(3) The Distributable Reserve and Retained Earnings as of June 30, 2017 calculated in accordance with Luxembourg Law are disclosed in Note 11.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2016.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Six-month period ended June 30,
	Notes	2017	2016
Cash flows from operating activities		(Unaudited)

Income for the period		278,995	18,773
Adjustments for:
Depreciation and amortization	8 & 9	311,066	327,118
Income tax accruals less payments		(129,818)	(68,731)
Equity in earnings of non-consolidated companies		(65,401)	(30,339)
Interest accruals less payments, net		4,889	(12,906)
Changes in provisions		(19,920)	8,171
Income from the sale of Conduit business	13	(89,694)	-
Changes in working capital		(365,222)	410,232
Other, including currency translation adjustment		68,409	36,557
Net cash (used in) provided by operating activities		(6,696)	688,875

Cash flows from investing activities
Capital expenditures	8 & 9	(293,806)	(441,423)
Changes in advance to suppliers of property, plant and equipment		4,329	34,352
Proceeds from disposal of Conduit business	13	327,631	-
Investment in non-consolidated companies	12	-	(17,108)
Loan to non-consolidated companies	12	(9,006)	(23,848)
Investment in companies under cost method	10	(3,681)	-
Proceeds from disposal of property, plant and equipment and intangible assets		2,878	3,979
Dividends received from non-consolidated companies		22,971	20,674
Changes in investments in securities		170,071	325,682
Net cash provided by (used in) investing activities		221,387	(97,692)

Cash flows from financing activities
Dividends paid	7	(330,550)	(354,161)
Dividends paid to non-controlling interest in subsidiaries		(19,200)	(4,311)
Acquisitions of non-controlling interests		(31)	(477)
Proceeds from borrowings (*)		1,062,371	495,942
Repayments of borrowings (*)		(1,060,486)	(627,904)
Net cash (used in) financing activities		(347,896)	(490,911)

(Decrease) increase in cash and cash equivalents		(133,205)	100,272
Movement in cash and cash equivalents
At the beginning of the period		398,580	286,198
Effect of exchange rate changes		5,462	6,173
(Decrease) increase in cash and cash equivalents		(133,205)	100,272
At June 30,		270,837	392,643

		At June 30,
Cash and cash equivalents		2017	2016
Cash and bank deposits		271,224	394,351
Bank overdrafts		(387)	(1,708)
		270,837	392,643

(*) Mainly related to the renewal of short-term local facilities carried out during the six-month period ending June 30, 2017 and 2016, respectively.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2016.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Financial results
7	Dividend distribution
8	Property, plant and equipment, net
9	Intangible assets, net
10	Cash and cash equivalents and other investments
11	Contingencies, commitments and restrictions to the distribution of profits
12	Investments in non-consolidated companies
13	Net assets of disposal group classified as held for sale
14	Related party transactions
15	Category of financial instruments and classification within the fair value hierarchy
16	Nationalization of Venezuelan subsidiaries

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company's subsidiaries is included in Note 30 to the Company's audited Consolidated Financial Statements for the year ended December 31, 2016.

The Company's shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company's American Depositary Securities ("ADS") trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company's Board of Directors on August 2, 2017.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, "Interim Financial Reporting". The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2016. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2016, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standard Board ("IASB") and in conformity with IFRS as adopted by the European Union ("EU").

The preparation of Consolidated Condensed Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris's subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

There were no changes in valuation techniques during the period and there have been no changes in any risk management policies since the year ended December 31, 2016.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Following the sale of the steel electric conduit business in North America, known as Republic Conduit, the results of the mentioned business are presented as discontinued operations in accordance with IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations". Consequently, all amounts related to discontinued operations within each line item of the Consolidated Income Statement are reclassified into discontinued operations. The Consolidated Statement of Cash Flows includes the cash flows for continuing and discontinued operations, cash flows from discontinued operations and earnings per share are disclosed separately in Note 13, as well as additional information detailing net assets of disposal group classified as held for sale and discontinued operations.

None of the accounting pronouncements issued after December 31, 2016 and as of the date of these Consolidated Condensed Interim Financial Statements have a material effect on the Company's financial condition or result of operations.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

3	Segment information

Reportable operating segment

(all amounts in thousands of U.S. dollars)	(Unaudited)
Six-month period ended June 30, 2017	Tubes	Other	Total continuing operations	Total discontinued operations
IFRS - Net Sales	2,260,021	136,643	2,396,664	11,899
Management View - Operating (loss) income	(28,076)	11,826	(16,250)	3,372
· Differences in cost of sales and others	106,391	(857)	105,534	(918)
· Depreciation and amortization	(1,866)	86	(1,780)	-
IFRS - Operating income	76,449	11,055	87,504	2,454
Financial income (expense), net			(20,054)	(9)
Income before equity in earnings of non-consolidated companies and income tax			67,450	2,445
Equity in earnings of non-consolidated companies			65,401	-
Income before income tax			132,851	2,445

Capital expenditures	288,747	4,914	293,661	145
Depreciation and amortization	304,371	6,695	311,066	-

(all amounts in thousands of U.S. dollars)	(Unaudited)
Six-month period ended June 30, 2016	Tubes	Other	Total continuing operations	Total discontinued operations
IFRS - Net Sales	2,115,190	146,077	2,261,267	116,660
Management View - Operating income	23,386	14,347	37,733	32,074
· Differences in cost of sales and others	(96,857)	(2,710)	(99,567)	2,476
· Depreciation and amortization	29,526	108	29,634	-
IFRS - Operating (loss) income	(43,945)	11,745	(32,200)	34,550
Financial income (expense), net			(4,939)	(6)
(Loss) income before equity in earnings of non-consolidated companies and income tax			(37,139)	34,544
Equity in earnings of non-consolidated companies			30,339	-
(Loss) income before income tax			(6,800)	34,544

Capital expenditures	419,151	21,806	440,957	466
Depreciation and amortization	317,199	7,191	324,390	2,728

In the six-month period ended June 30, 2017, net income under management view amounted to $209.8 million, while under IFRS it amounted to $279.0 million. In addition to the amounts reconciled above, the main differences arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies and changes on the valuation of inventories according to cost estimation internally defined.

Geographical information

	(Unaudited)
(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Asia Pacific	Total continuing operations	Total discontinued operations
Six-month period ended June 30, 2017
Net sales	1,061,010	505,220	257,230	469,841	103,363	2,396,664	11,899
Capital expenditures	238,140	32,445	16,005	5,188	1,883	293,661	145
Depreciation and amortization	179,057	62,745	51,574	6,204	11,486	311,066	-

Six-month period ended June 30, 2016
Net sales	667,962	691,488	308,381	524,953	68,483	2,261,267	116,660
Capital expenditures	368,408	39,972	16,351	9,546	6,680	440,957	466
Depreciation and amortization	188,759	63,309	56,270	5,213	10,839	324,390	2,728

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

3	Segment information (Cont.)

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company's country of incorporation (Luxembourg). For geographical information purposes, "North America" comprises Canada, Mexico and the United States; "South America" comprises principally Argentina, Brazil and Colombia; "Europe" comprises principally Italy, Norway and Romania; "Middle East and Africa" comprises principally Kazakhstan, United Arab Emirates, Nigeria and Saudi Arabia and "Asia Pacific" comprises principally Thailand, China and Japan.

4	Cost of sales

	Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2017	2016
	(Unaudited)
Inventories at the beginning of the period	1,563,889	1,843,467

Plus: Charges of the period
Raw materials, energy, consumables and other	1,329,052	624,520
Services and fees	115,251	100,324
Labor cost	361,198	347,583
Depreciation of property, plant and equipment	183,741	184,365
Amortization of intangible assets	11,503	14,331
Maintenance expenses	75,540	61,898
Allowance for obsolescence	(8,319)	37,929
Taxes	8,924	7,483
Other	45,029	54,006
	2,121,919	1,432,439
Less: Inventories at the end of the period	(1,988,820)	(1,533,666)
From discontinued operations	(7,403)	(65,555)
	1,689,585	1,676,685

5	Selling, general and administrative expenses

	Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2017	2016
	(Unaudited)
Services and fees	69,476	63,149
Labor cost	221,689	247,604
Depreciation of property, plant and equipment	8,942	8,473
Amortization of intangible assets	106,880	119,949
Commissions, freight and other selling expenses	153,638	119,197
Provisions for contingencies	3,181	13,870
Allowances for doubtful accounts	(4,738)	(25,375)
Taxes	23,424	40,416
Other	41,112	41,280
	623,604	628,563
From Discontinued operations	(2,041)	(16,555)
	621,563	612,008

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

6	Financial results

(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
	2017	2016
	(Unaudited)
Interest Income	25,684	33,586
Net result on changes in FV of financial assets at FVTPL	(1,698)	10,521
Finance Income	23,986	44,107
Finance Cost	(11,958)	(9,118)
Net foreign exchange transactions results (*)	(33,057)	(19,019)
Foreign exchange derivatives contracts results (**)	(6,384)	(27,196)
Other	7,350	6,281
Other Financial results	(32,091)	(39,934)
Net Financial results	(20,063)	(4,945)
From discontinued operations	9	6
	(20,054)	(4,939)

(*)The six-month period ended June 2017 includes the negative impact from Euro appreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. Dollar, largely offset by an increase in currency translation adjustment reserve from an Italian subsidiary.
(**) The six-month period ended June 2016 includes the negative impact from Brazilian Real appreciation against the U.S. dollar on hedging instruments and of Cash and cash equivalent and Other investments denominated in U.S. dollar in subsidiaries which functional currency is the Brazilian real, partially offset by an increase in currency translation adjustment reserve from the Brazilian subsidiaries.

7	Dividend distribution

On May 3, 2017, the Company's Shareholders approved an annual dividend in the amount of $0.41 per share ($0.82 per ADS). The amount approved included the interim dividend previously paid in November 23, 2016 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.28 per share ($0.56 per ADS), was paid on May 24, 2017. In the aggregate, the interim dividend paid in November 2016 and the balance paid in May 2017 amounted to approximately $484.0 million.

On May 4, 2016 the Company's Shareholders approved an annual dividend in the amount of $0.45 per share ($0.90 per ADS). The amount approved included the interim dividend previously paid in November 25, 2015 in the amount of $0.15 per share ($0.30 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 25, 2016. In the aggregate, the interim dividend paid in November 2015 and the balance paid in May 2016 amounted to approximately $531.2 million.

8	Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2017	2016
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	6,001,939	5,672,258
Currency translation adjustment	40,807	47,585
Additions (*)	275,690	423,780
Disposals	(2,100)	(7,567)
Transfers	689	2,099
Depreciation charge	(192,683)	(192,838)
At June 30,	6,124,342	5,945,317

(*) Mainly due to the progress in the construction of the greenfield seamless facility in Bay City, Texas.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

9	Intangible assets, net

(all amounts in thousands of U.S. dollars)	2017	2016
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	1,862,827	2,143,452
Currency translation adjustment	562	6,635
Additions	17,971	17,643
Disposals	(602)	(434)
Transfers	(689)	(604)
Amortization charge	(118,383)	(134,280)
At June 30,	1,761,686	2,032,412

10	Cash and cash equivalents and other investments

(all amounts in thousands of U.S. dollars)	At June 30,	At December 31,
	2017	2016
Cash and cash equivalents	(Unaudited)
Cash at banks	118,375	92,730
Liquidity funds	90,644	215,807
Short – term investments	62,205	91,200
	271,224	399,737

Other investments - current
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	630,821	782,029
Bonds and other fixed Income	800,321	841,638
Fund Investments	-	9,475
Others	739	-
	1,431,881	1,633,142
Other investments - Non-current
Bonds and other fixed Income	279,232	248,049
Others (*)	5,506	1,670
	284,738	249,719

(*) Related to investments in companies under cost method.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

11	Contingencies, commitments and restrictions to the distribution of profits

Contingencies

This note should be read in conjunction with Note 25 to the Company's audited Consolidated Financial Statements for the year ended December 31, 2016.

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration litigation and settlement strategies. The Company believes that the aggregate provisions recorded for potential losses in these financial statements are adequate based upon currently available information. However, if management's estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on Tenaris's results of operations, financial condition, net worth and cash flows.

Set forth below is a description of Tenaris's material ongoing legal proceedings:

▪	Tax assessment in Italy

Dalmine, an Italian subsidiary of Tenaris, received on December 24, 2012 a tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2007. The assessment, which was for an estimated amount of EUR297 million (approximately $339 million), comprising principal, interest and penalties, was appealed with the first-instance tax court in Milan. In February 2014, the first-instance tax court issued its decision on this tax assessment, partially reversing the assessment and lowering the claimed amount to approximately EUR9 million (approximately $10.3 million), including principal, interest and penalties. On October 2, 2014, the Italian tax authorities appealed against the second-instance tax court decision on the 2007 assessment. On June 12, 2015, the second-instance tax court accepted Dalmine's defense arguments and rejected the appeal by the Italian tax authorities, thus reversing the entire 2007 assessment and recognizing that the dividend payment was exempt from withholding tax. The Italian tax authorities have appealed the second-instance tax court decision before the Supreme Court.

On December 24, 2013, Dalmine received a second tax assessment from the Italian tax authorities, based on the same arguments as those in the first assessment, relating to allegedly omitted withholding tax on dividend payments made in 2008 – the last such distribution made by Dalmine. Dalmine appealed the assessment with the first-instance tax court in Milan. On January 27, 2016, the first-instance tax court rejected Dalmine's appeal. This first-instance ruling, which held that Dalmine is required to pay an amount of EUR225 million (approximately $257 million), including principal, interest and penalties, contradicts the first and second-instance tax court rulings in connection with the 2007 assessment. Dalmine obtained the suspension of the interim payment that would have been due, based on the first-instance decision, through the filing with the tax authorities of a bank guarantee, and appealed the January 2016 ruling with the second-instance tax court. The hearing in the second instance tax court has been called on September 25, 2017.

Tenaris continues to believe that Dalmine has correctly applied the relevant legal provisions and based on, among other things, the tax court decisions on the 2007 assessment and the opinion of legal counsel, Tenaris believes that it is not probable that the ultimate resolution of either the 2007 or the 2008 tax assessment will result in a material obligation.

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares

In 2013, Confab Industrial S.A., a Brazilian subsidiary of the Company ("Confab")was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and the other entities that acquired a participation in Usiminas' control group in January 2012.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

11	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares (Cont.)

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas' ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas' control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the court of appeals, which was rejected on July 19, 2017. CSN may still appeal to the Superior Court of Justice or the Federal Supreme Court. For further information on the CSN lawsuit, see Note 25 to the Consolidated Financial Statements for the year ended December 31, 2016.

Tenaris continues to believe that all of CSN's claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, and the first and second instance court decisions referred to above. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

▪	Veracel Celulose Accident Litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. ("Veracel") in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. ("Itaú"), Veracel's insurer at the time of the Veracel accident, initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible in connection with the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claim that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel's personnel of the equipment supplied by Confab in violation of Confab's instructions. The two lawsuits have been consolidated, and are now being considered by the 6th Civil Court of São Caetano do Sul; however, each lawsuit will be adjudicated through a separate ruling. Both proceedings are currently at evidentiary stage.

On March 10, 2016, a court-appointed expert issued its report on certain technical matters concerning the Veracel accident. Based upon a technical opinion received from a third-party expert, in August 2016, Confab filed its objections to the expert's report. Other parties have also filed their observations and/or opinions concerning the expert's report, which are currently subject to the court examination. As of June 30, 2017, the estimated amount of Itaú's claim is approximately BRL78 million (approximately $23.6 million), and the estimated amount of Veracel's claim is approximately BRL49.7 million (approximately $15.0 million), for an aggregate amount BRL127.7 million ($38.6 million). The final result of this claim depends largely on the court's evaluation of technical matters arising from the expert's opinion and objections presented by Confab. No provision has been recorded in these Consolidated Condensed Interim Financial Statements.

▪	Petroamazonas Penalties

On January 22, 2016, Petroamazonas ("PAM"), an Ecuadorian state-owned oil company, imposed penalties to the Company's Uruguayan subsidiary, Tenaris Global Services S.A. ("TGS"), for its alleged failure to comply with delivery terms under a pipe supply agreement. The penalties amount to approximately $ 22.5 million as of the date hereof. Tenaris believes, based on the advice of counsel, that PAM has no legal basis to impose the penalties and that TGS has meritorious defenses against PAM. However, in light of the prevailing political circumstances in Ecuador, the Company cannot predict the outcome of a claim against a state-owned company and it is not possible to estimate the amount or range of loss in case of an unfavorable outcome.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

11	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

▪	Ongoing investigation

The Company has learned that Italian and Swiss authorities are investigating whether certain payments were made from accounts of entities presumably associated with affiliates of the Company to accounts controlled by an individual allegedly related with officers of Petróleo Brasileiro S.A. and whether any such payments were intended to benefit Confab. Any such payments could violate certain applicable laws, including the U.S. Foreign Corrupt Practices Act. The Company had previously reviewed certain of these matters in connection with an investigation by the Brazilian authorities related to "Operation Lava Jato" and the Audit Committee of the Company's Board of Directors has engaged external counsel in connection with a review of the alleged payments and related matters. In addition, the Company has voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice. The Company intends to share the results of this review with the appropriate authorities, and to cooperate with any investigations that may be conducted by such authorities. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company's business that may result from resolution of these matters.

Commitments

Set forth is a description of Tenaris's main outstanding commitments:

▪
A Tenaris company is a party to a contract with Nucor Corporation under which it is committed to purchase on a monthly basis a minimum volume of hot-rolled steel coils at prices that are negotiated annually by reference to prices to comparable Nucor customers. The contract became effective in January 2013 and will be in force until December 2017; provided, however, that either party may terminate the contract at any time after January 1, 2015 with a 12-month prior notice. Due to the weak pipe demand associated with the reduction in drilling activity, the parties entered into a temporary agreement pursuant to which application of the minimum volume requirements were suspended, and the company is temporarily allowed to purchase steel volumes in accordance with its needs. As of June 30, 2017, the estimated aggregate contract amount through December 31, 2017, calculated at current prices, is approximately $464.9 million.

▪
A Tenaris company entered into various contracts with suppliers pursuant to which it committed to purchase goods and services for a total amount of approximately $110.1 million related to the investment plan to expand Tenaris's U.S. operations with the construction of a state-of-the-art seamless pipe mill in Bay City, Texas. As of June 30, 2017 approximately $1,551 million had already been invested.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2016, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2016	17,493,012
Total equity in accordance with Luxembourg law	19,401,336

At least 5% of the Company's net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company's share capital. As of June 30, 2017, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

11	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Restrictions to the distribution of profits and payment of dividends (Cont.)

At December 31, 2016, distributable amount under Luxembourg law totals $18.1 billion, as detailed below:

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2015 under Luxembourg law	18,024,204
Other income and expenses for the year ended December 31, 2016	(23,561)
Dividends approved	(507,631)
Retained earnings at December 31, 2016 under Luxembourg law	17,493,012
Share premium	609,733
Distributable amount at December 31, 2016 under Luxembourg law	18,102,745

12	Investments in non-consolidated companies

a)	Ternium

Ternium S.A. ("Ternium"), is a steel producer with production facilities in Mexico, Argentina, Colombia, United States and Guatemala and is one of Tenaris's main suppliers of round steel bars and flat steel products for its pipes business.

At June 30, 2017, the closing price of Ternium's ADSs as quoted on the New York Stock Exchange was $28.09 per ADS, giving Tenaris's ownership stake a market value of approximately $645.3 million (Level 1). At June 30, 2017, the carrying value of Tenaris's ownership stake in Ternium, based on Ternium's IFRS financial statements, was approximately $530.8 million.

b)	Usiminas

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries and it is Tenaris's principal supplier of flat steel in Brazil for its pipes and industrial equipment businesses.

As of June 30, 2017 the closing price of the Usiminas' ordinary and preferred shares, as quoted on the BM&FBovespa Stock Exchange, was BRL8.83 ($2.67) and BRL4.6 ($1.39), respectively, giving Tenaris's ownership stake a market value of approximately $99.2 million (Level 1). As that date, the carrying value of Tenaris's ownership stake in Usiminas was approximately $67.6 million.

c)	Techgen, S.A. de C.V. ("Techgen")

Techgen is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1, 2016 and is fully operational, with a power capacity of between 850 and 900 megawatts. As of June 30, 2017, Tenaris held 22% of Techgen's share capital, and its affiliates Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium) held 48% and 30% respectively.

Techgen is a party to transportation capacity agreements for a purchasing capacity of 150,000 MMBtu/Gas per day starting on August 1, 2016 and ending on July 31, 2036, and a party to a contract for the purchase of power generation equipment and other services related to the equipment. As of June 30, 2017, Tenaris's exposure under these agreements amounted to $59.8 million and $5.3 million respectively.

Tenaris issued a corporate guarantee covering 22% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks for an aggregate amount of $760 million which has been used in the construction of the facility. The main covenants under the corporate guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of June 30, 2017, the facility agreement has been fully disbursed and, accordingly, the amount guaranteed by Tenaris was approximately $167.2 million. During the six-month period ended June 30, 2017, Techgen's shareholders made additional investments in Techgen, through subordinated loans, which in the case of Tenaris amounted to $9 million. As of June 30, 2017, the aggregate outstanding principal amount under these loans was $95.2 million.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

13	Net assets of disposal group classified as held for sale

On December 15, 2016, Tenaris entered into an agreement with Nucor Corporation (NC) pursuant to which it has sold to NC the steel electric conduit business in North America, known as Republic Conduit for an amount of $328 million (net of transaction costs). The sale was completed on January 19, 2017, with effect from January 20, 2017. The result of this transaction was an after-tax gain of $89.7 million, calculated as the net proceeds of the sale less the book value of net assets held for sale, the corresponding tax effect and related expenses.
	Six-month period ended June 30,
	2017	2016
Income from discontinued operations	1,848	21,598
After tax gain on the sale of Conduit	89,694	-
Net Income for discontinued operations	91,542	21,598

Details of Conduit sale

Cash received	331,295
Transaction and other costs	(3,663)
Carrying amount of net assets sold	(137,814)
Gain on sale before income tax	189,817
Income tax expense on gain	(100,123)
Gain on sale after income tax	89,694

The financial performances presented are relative to the 19 days of January 2017 and the six month period ended June 30, 2016.

(all amounts in thousands of US dollars, unless otherwise stated)
	2017	2016
Net sales	11,899	116,660
Cost of sales	(7,403)	(65,555)
Gross profit	4,496	51,105
Selling, general and administrative expenses	(2,041)	(16,555)
Other operating income & expenses	(1)	-
Operating income	2,454	34,550
Finance Income (expenses), net	(9)	(6)
Income before income tax	2,445	34,544
Income tax	(597)	(12,946)
Net income	1,848	21,598

The following table shows the current and non-current assets and liabilities of disposal group as at 31, December 2016 and the carrying amounts of assets and liabilities as at the date of sale.

ASSETS	At January 19, 2017		At December 31, 2016
Non-current assets
Property, plant and equipment, net	41,438		41,470
Intangible assets, net	45,894	87,332	45,894	87,364
Current assets
Inventories, net	29,349		29,819
Receivables and prepayments, net	1,157		451
Trade receivables, net	38,620		33,620
Cash and cash equivalents	206	69,332	163	64,053
Total assets of disposal group classified as held for sale		156,664		151,417
LIABILITIES
Non-current liabilities
Deferred tax liabilities	5,294		4,696
Other liabilities	-	5,294	680	5,376
Current liabilities
Current tax liabilities	65		4,100
Other liabilities	2,913		1,668
Trade payables	10,578	13,556	6,950	12,718
Total liabilities of disposal group classified as held for sale		18,850		18,094

Summarized cash flow information is as follows:
	2017	2016
Cash at the beginning	18,820	15,343
Cash at the end	206	22,726
(Decrease) Increase in cash	(18,614)	7,383

(Used in) provided by operating activities	(3,046)	17,728
Provided by (used in) investing activities	32	(345)
Used in financing activities	(15,600)	(10,000)

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

14	Related party transactions

As of June 30, 2017:

▪	San Faustin S.A., a Luxembourg société anonyme ("San Faustin"), owned 713,605,187 shares in the Company, representing 60.45% of the Company's capital and voting rights.

▪
San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg société à responsabilité limitée ("Techint"), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) ("RP STAK") held voting rights in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris's directors and senior management as a group owned 0.10% of the Company's outstanding shares.

Transactions and balances disclosed as with "non-consolidated parties" are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as "Other".

The following transactions were carried out with related parties:

	(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
		2017	2016
(i)	Transactions	(Unaudited)
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	16,251	9,736
	Sales of goods to other related parties	18,382	11,780
	Sales of services to non-consolidated parties	5,739	4,517
	Sales of services to other related parties	1,648	1,549
		42,020	27,582

	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	106,301	19,007
	Purchases of goods to other related parties	6,801	11,481
	Purchases of services to non-consolidated parties	5,653	4,545
	Purchases of services to other related parties	25,024	28,454
		143,779	63,487

	(all amounts in thousands of U.S. dollars)	At June 30,	At December 31,
		2017	2016
(ii)	Period-end balances	(Unaudited)
	Arising from sales / purchases of goods / services / others
	Receivables from non-consolidated parties	127,277	117,187
	Receivables from other related parties	20,102	13,357
	Payables to non-consolidated parties	(39,811)	(21,314)
	Payables to other related parties	(7,615)	(12,708)
		99,953	96,522

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

15	Category of financial instruments and classification within the fair value hierarchy

Accounting policies for financial instruments have been applied to classify as either: loans and receivables, held-to-maturity, available-for-sale, or fair value through profit and loss. For financial instruments that are measured in the statement of financial position at fair value, IFRS 13 requires a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following tables present the financial instruments by category and levels as of June 30, 2017 and December 31, 2016.

		Measurement Categories				At Fair Value
June 30, 2017	Carrying Amount	Loans & Receivables	Held to Maturity	Available for sale	Assets at fair value through profit and loss	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	271,224	118,375	-	-	152,849	152,849	-	-
Cash at banks	118,375	118,375	-	-	-	-	-	-
Liquidity funds	90,644	-	-	-	90,644	90,644	-	-
Short – term investments	62,205	-	-	-	62,205	62,205	-	-
Other investments Current	1,431,881	-	261,726	-	1,170,155	540,673	629,482	-
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	630,821	-	-	-	630,821	35,162	595,659	-
Non - U.S. Sovereign Bills	25,229	-	-	-	25,229	25,229	-	-
Certificates of Deposits	445,510	-	-	-	445,510	-	445,510	-
Commercial Papers	9,933	-	-	-	9,933	9,933	-	-
Other notes	150,149	-	-	-	150,149	-	150,149	-
Bonds and other fixed Income	800,321	-	261,726	-	538,595	505,511	33,084	-
U.S. government securities	124,416	-	-	-	124,416	124,416	-	-
Non - U.S. government securities	206,668	-	20,940	-	185,728	185,728	-	-
Corporates securities	436,153	-	240,786	-	195,367	195,367	-	-
Structured Notes	10,072	-	-	-	10,072	-	10,072	-
Mortgage and Asset-backed securities	23,012	-	-	-	23,012	-	23,012	-
Others	739	-	-	-	739	-	739	-
Other Investments Non- current	284,738	-	279,232	-	5,506	-	-	5,506
Bonds and other fixed Income	279,232	-	279,232	-	-	-	-	-
Other Investments	5,506	-	-	-	5,506	-	-	5,506
Trade receivables	1,024,453	1,024,453	-	-	-	-	-	-
Receivables C and NC	385,183	187,848	-	-	51,886	-	51,886	-
Foreign exchange derivatives contracts	51,886	-	-	-	51,886	-	51,886	-
Other receivables	187,848	187,848	-	-	-	-	-	-
Other receivables (non-Financial)	145,449	-	-	-	-	-	-	-
Available for sale assets (*)	21,572	-	-	21,572	-	-	-	21,572
Total		1,330,676	540,958	21,572	1,380,396	693,522	681,368	27,078
Liabilities
Borrowings C and NC	852,865	852,865	-	-	-	-	-	-
Trade payables	709,745	709,745	-	-	-	-	-	-
Other liabilities C and NC	435,763	-	-	-	6,859	-	6,859	-
Foreign exchange derivatives contracts	6,859	-	-	-	6,859	-	6,859	-
Other liabilities (non-Financial)	428,904	-	-	-	-	-	-	-
Total		1,562,610	-	-	6,859	-	6,859	-

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

15	Category of financial instruments and classification within the fair value hierarchy (Cont.)

		Measurement Categories				At Fair Value
December 31, 2016	Carrying Amount	Loans & Receivables	Held to Maturity	Available for sale	Assets at fair value through profit and loss	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	399,737	92,730	-	-	307,007	307,007	-	-
Cash at banks	92,730	92,730	-	-	-	-	-	-
Liquidity funds	215,807	-	-	-	215,807	215,807	-	-
Short – term investments	91,200	-	-	-	91,200	91,200	-	-
Other investments Current	1,633,142	-	246,031	-	1,387,111	607,866	779,245	-
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	782,029	-	-	-	782,029	76,260	705,769	-
Non - U.S. Sovereign Bills	41,370	-	-	-	41,370	41,370	-	-
Certificates of Deposits	525,068	-	-	-	525,068	-	525,068	-
Commercial Papers	34,890	-	-	-	34,890	34,890	-	-
Other notes	180,701	-	-	-	180,701	-	180,701	-
Bonds and other fixed Income	841,638	-	246,031	-	595,607	522,131	73,476	-
U.S. government securities	216,732	-	-	-	216,732	216,732	-	-
Non - U.S. government securities	88,805	-	32,644	-	56,161	56,161	-	-
Corporates securities	462,625	-	213,387	-	249,238	249,238	-	-
Mortgage and Asset-backed securities	73,476	-	-	-	73,476	-	73,476	-
Fund Investments	9,475	-	-	-	9,475	9,475	-	-
Other Investments Non- current	249,719	-	248,049	-	1,670	-	-	1,670
Bonds and other fixed Income	248,049	-	248,049	-	-	-	-	-
Other Investments	1,670	-	-	-	1,670	-	-	1,670
Trade receivables	954,685	954,685	-	-	-	-	-	-
Receivables C and NC	321,718	176,990	-	-	2,759	-	2,759	-
Foreign exchange derivatives contracts	2,759	-	-	-	2,759	-	2,759	-
Other receivables	176,990	176,990	-	-	-	-	-	-
Other receivables (non-Financial)	141,969	-	-	-	-	-	-	-
Available for sale assets (*)	21,572	-	-	21,572	-	-	-	21,572
Total		1,224,405	494,080	21,572	1,698,547	914,873	782,004	23,242
Liabilities
Borrowings C and NC	840,236	840,236	-	-	-	-	-	-
Trade payables	556,834	556,834	-	-	-	-	-	-
Other liabilities	183,887	-	-	-	42,635	-	42,635	-
Foreign exchange derivatives contracts	42,635	-	-	-	42,635	-	42,635	-
Other liabilities (non-Financial)	141,252	-	-	-	-	-	-	-
Total		1,397,070	-	-	42,635	-	42,635	-

 (*) For further detail regarding Available for sale assets, see Note 16.

There were no transfers between Level 1 and 2 during the period.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company's best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to Available for sale assets related to Tenaris's interest in Venezuelan companies under process of nationalization (see Note 16).

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

15	Category of financial instruments and classification within the fair value hierarchy (Cont.)

Estimation

Financial assets or liabilities classified as assets at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

Some of Tenaris's investments are designated as held to maturity and measured at amortized cost. Tenaris estimates that the fair value of these financial assets is 100.7% of its carrying amount including interests accrued as of June 30, 2017.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value of its main financial liabilities is approximately 99.7% of its carrying amount including interests accrued as of June 30, 2017 and as of December 31, 2016. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

16	Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela's President announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. ("Tavsa") and Matesi Materiales Siderúrgicos S.A ("Matesi"), and Complejo Siderúrgico de Guayana, C.A ("Comsigua"), in which the Company has a non-controlling interest (collectively, the "Venezuelan Companies"). Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda ("Talta"), initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with these nationalizations. For further information, see Note 31 in the Company's audited Consolidated Financial Statements for the year ended December 31, 2016.

Matesi

On January 29, 2016, the tribunal released its award on the arbitration proceeding concerning the nationalization of Matesi. The award upheld Tenaris's and Talta's claim that Venezuela had expropriated their investments in Matesi in violation of Venezuelan law as well as the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $172.8 million, payable in full and net of any applicable Venezuelan tax, duty or charge. The tribunal granted Venezuela a grace period of six months from the date of the award to make payment in full of the amount due without incurring post-award interest, and resolved that if no, or no full, payment was made by then, post-award interest would apply at the rate of 9% per annum.

On March 14, 2016, Venezuela requested the rectification of the award pursuant to article 49(2) of the ICSID Convention and ICSID Arbitration Rule 49. The tribunal denied Venezuela's request on June 24, 2016, ordering Venezuela to reimburse Tenaris and Talta for their costs. On September 21, 2016, Venezuela submitted a request for annulment of the award as well as the stay of enforcement of the award in accordance with the ICSID Convention and Arbitration Rules. The annulment request was registered on September 29, 2016, and an ad hoc committee to hear Venezuela's request was constituted on December 27, 2016. On March 24, 2017, the ad hoc committee rendered its decision to lift the stay of enforcement of the award. The ad hoc committee has not reserved its right to reopen that decision and no appeal against such decision is provided under ICSID's Arbitration Rules. The final hearing on Venezuela's annulment request is set for November 30 – December 1, 2017, and while there is no deadline within the ad hoc committee must render its decision, it is presently expected that the ad hoc committee will render a decision between March and June 2018.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

16	Nationalization of Venezuelan Subsidiaries (Cont.)

Tavsa and Comsigua

 Concerning the arbitration proceeding relating to the nationalization of Tenaris's shareholdings in Tavsa and Comsigua, on December 12, 2016, the tribunal issued its award upholding Tenaris's and Talta's claim that Venezuela had expropriated their investments in Tavsa and Comsigua in violation of the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $137 million and ordered Venezuela to reimburse Tenaris and Talta $3.3 million in legal fees and ICSID administrative costs. In addition, Venezuela was ordered to pay interest from April 30, 2008 until the day of effective payment at a rate equivalent to LIBOR + 4% per annum, which as of December 31, 2016 amounted to $76 million. On April 11, 2017, Venezuela submitted a request for annulment of the award as well as the stay of enforcement of the award in accordance with the ICSID Convention and Arbitration Rules. Venezuela's annulment request was registered on April 14, 2017. The ad hoc committee that will hear Venezuela's request is yet to be constituted. There is no procedural deadline by which ICSID must constitute the ad hoc committee or issue a decision.

Edgardo Carlos
Chief Financial Officer